SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

News Release

April 5, 2006 at 11.30 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Finnish Competition Authority requests a response from Stora Enso concerning alleged price collaboration in wood procurement in Finland

HELSINKI, Finland – Stora Enso Oyj (NYSE:SEO) today announced that it has today received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland. At this time, Stora Enso will investigate the matter and intends to provide its response within the given time limit. The Finnish Competition Authority has requested the response by 15 May 2006.

The Finnish Competition Authority alleges that UPM-Kymmene, Stora Enso and Metsäliitto have engaged in illegal price collaboration and exchange of information in connection with the purchasing of timber in the period from 1997 to 2004 in violation of the Finnish Act on Competition Restrictions and Article 81 of the European Community Treaty.

According to the information received from the Finnish Competition Authority, it will decide whether to take the matter to the Finnish Market Court when it has received the responses from all the companies involved in this matter. As a result of this and because Stora Enso cannot estimate the amount of any fine that may be imposed as a result of the Finnish Competition Authority’s request, it has not made any provision in its accounting.

For further information, please contact:

Jyrki Kurkinen, Senior Vice President, Legal Affairs, tel. +358 2046 21217

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 9934 8197

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel